NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 11:00 A.M

ON THURSDAY JUNE 5, 2008

IN THE BOARDROOM OF THE

COMPUTERSHARE TRUST COMPANY OF CANADA

ON THE 3RD FLOOR, 510 BURRARD STREET

VANCOUVER, B.C. V6C 3B9

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders of STRATHMORE MINERALS CORP. (the "Company") will be held on Thursday June 5, 2008 in the Computershare Trust Company of Canada Boardroom, on the 3rd floor, 510 Burrard Street,   Vancouver, BC  at 11:00 am for the following purposes:

1.

To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2007, together with the Auditor's Report.

2.

To fix the number of directors at five.

3.

To elect Directors for the ensuing year.

4.

To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.

To reaffirm the Company’s stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.

To transact such other business as may be brought before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 24th day of April, 2008.

BY ORDER OF THE BOARD

“Steven Khan”

Steven Khan, President

STRATHMORE MINERALS CORP.

(the “Company”)

700 – 1620 Dickson Avenue

Kelowna, BC V1Y 9Y2

INFORMATION CIRCULAR

This information is given as of April 24, 2008

This information circular is furnished in connection with the solicitation of proxies by the management of STRATHMORE MINERALS CORP. (the "Company") for use at the annual general meeting of the Company to be held on June 5, 2008 and at any adjournments thereof (the “Meeting”). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are responsible for forwarding the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form (“VIF”) is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF’s, whether provided by CCM or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 72,457,911 common shares are issued and outstanding. Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 24, 2008, the Record Date, will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Municipality of Residence	Principal Occupation(1)	Director Since	Number of Common Shares beneficially owned or over which control or direction is exercised(1)
DEVINDER RANDHAWA B.C., Canada Chairman, Director	Chairman of Strathmore and President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the US.	October 18, 1996	1,637,973
DAVID R. MILLER Wyoming, USA CEO, Director	Mr. Miller is the Chief Executive Officer of Strathmore and a Geologist.	June 8, 2006	1,769,530
MICHAEL HALVORSON Alberta, Canada Director (2)(3)	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital.	July 14, 2004	611,111
DR. DIETER A. KREWEDL California, USA Director (2)(3)	Dr. Krewedl is a retired Geologist and Businessman	January 14, 2005	100,000
RAYMOND LARSON California, USA Director(2)(3)	Mr. Larson was Chairman and CEO of Uranium Resources Inc. until he retired in 1994.	January 1, 2007	105,000

Notes:

1.

The information as to principal occupation and shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Strathmore, has been furnished by each director individually.

2.

Member of the Audit Committee of the board of directors.

3.       Member of the Compensation Committee of the board of directors.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth all compensation for the periods indicated in respect of the individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company at any time during the financial year of the Company, and all other executive officers of the Company who received, during the financial year of the Company, salary and bonus in excess of $150,000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION
					AWARDS		PAYOUTS
NAME AND PRINCIPAL POSITION	FISCAL YEAR (DEC 31)	SALARY ($)	BONUS ($)	OTHER ANNUAL COMPEN-SATION ($)	SECURITIES UNDER OPTIONS/ SARS GRANTED (#)	RESTRICTED SHARES OR RESTRICTED SHARE UNITS ($)	LTIP PAYOUTS ($)	ALL OTHER COMPEN- SATION ($)
Devinder Randhawa, Chairman(3)	2007 2006 2005	$210,948 $164,081 $121,600	$127,104 $0 $0	$32,500 $0 $0	300,000 375,000 312,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven Khan President(4)	2007 2006 2005	$145,459 $122,415 $103,998	$63,402 $0 $0	$0 $14,000 $0	210,000 210,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick Groening, Chief Financial Officer(1)	2007 2006 2005	$118,395 $84,000 $80,000	$34,709 $0 $0	$0 $0 $0	150,000 140,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Miller Chief Executive Officer(2)	2007 2006 2005	$211,708 $168,534 $70,956	$127,380 $0 $0	$30,000 $0 $0	300,000 375,000 350,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

1.

Mr. Groening was appointed Chief Financial Officer on April 27th, 2005

2.

Mr. Miller was appointed President and Chief Operating Officer on November 25, 2005. On January 1, 2008 Mr. Miller resigned as President and Chief Operating Officer and was appointed Chief Executive Officer.

3.

Mr. Randhawa was appointed Chief Executive Officer on November 25, 2005. On January 1, 2008 Mr. Randhawa resigned as Chief Executive Officer and was appointed as Chairman of the Board of Directors.

4.

Mr. Khan was appointed Executive Vice President June 8, 2006. On January 1, 2008 Mr. Khan resigned as Executive Vice President and was appointed President of the Company.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Stock Option Grants During 2007

The following table sets forth the options to purchase common shares of the Company granted during 2007 to the Named Executive Officers.

Option/SAR Grants During The Most Recent Completed Financial Year

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT ($/SECURITY)	EXPIRATION DATE
Devinder Randhawa	300,000	12%	$2.75	$2.50	August 31, 2012
Steven Khan	210,000	8.4%	$2.75	$2.50	August 31, 2012
David Miller	300,000	12%	$2.75	$2.50	August 31, 2012
Patrick Groening	150,000	6%	$2.75	$2.50	August 31, 2012

Stock Options Exercised During 2007

The following table shows options that were exercised by the Named Executive Officers during the fiscal year ended December 31, 2007 and the value of unexercised options at year end.

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED(1) ($)	UNEXERCISED OPTIONS AT FY-END (#) EXERCISABLE/ UNEXERCISABLE(3)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT FY-END(2) ($) EXERCISABLE/ UNEXERCISABLE(3)
Devinder Randhawa	Nil	Nil	100,000/Nil 275,000/Nil 100,000/Nil Nil/300,000	$72,000/$Nil $145,750/$Nil $16,000/$Nil $Nil/$Nil
Steven Khan	Nil	Nil	100,000/Nil 150,000/Nil 60,000/Nil Nil/210,000	$72,000/$Nil $79,500/$Nil $9,600/$Nil $Nil/$Nil
David Miller	Nil	Nil	100,000/Nil 275,000/Nil 100,000 Nil/300,000	$72,000/$Nil $145,750/$Nil $16,000/$Nil $Nil/$Nil
Patrick Groening	Nil	Nil	50,000/Nil 100,000/Nil 40,000/Nil Nil/150,000	$36,000/$Nil $53,000/$Nil $6,400/$Nil $Nil/$Nil

Notes:

1.

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

2.

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on December 31, 2007 of $2.21 and the exercise prices of options outstanding, multiplied by the number of shares available for purchase under such options.

3.

Unexercised Strathmore Options are subject to certain vesting provisions whereby 20% of the total number of Strathmore Options granted vest every six months until the Strathmore Options are fully vested.

The Company has no defined benefit or actuarial plans in place for any Named Executive Officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES

AND EMPLOYMENT CONTRACTS

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

COMPENSATION OF DIRECTORS OF THE COMPANY

Members of the Board were paid the following directors fees for their services rendered during the most recently completed financial year: Devinder Randhawa, $32,500*; David Miller, $30,000*; Dr. Dieter Krewedl, $33,750; Michael Halvorson, $34,250; and Raymond Larson, $29,500. *These amounts are included in the disclosure of ‘Other Annual Compensation’ in the Summary Compensation table.

The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year. During the most recently completed financial year ended December 31, 2007, the Company did not have a pension plan for its Directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Incentive Stock Option Plan which was previously approved by shareholders. The following table sets out, as of the end of the Company’s fiscal year ended December 31, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by securityholders	6,789,325	$2.01	456,466
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,789,325	$2.01	456,466

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2007, being the commencement of the Company’s last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or executive officer of the Company;

(b) any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

During 2007, the Company paid management consulting fees in the amount of $210,948 and a bonus of $127,104 to a company controlled by Devinder Randhawa, the current Chairman and former CEO of the Company. Management consulting fees of $145,459 and a bonus of $63,402 were paid to a company controlled by the current President and former Executive Vice President, Steven Khan. David Miller, current Chief Executive Officer and former President and Chief Operating Officer, received $211,708 and a bonus of $127,380. Patrick Groening, the Chief Financial Officer, received $118,395 and a bonus of $34,709. Bob Hemmerling, the Secretary of the Company, received $109,500 for his services.  Ray Larson, a director, received $11,601 for his services. Dieter Krewedl, a director, received $34,709 for his services.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, no proposed director of the Company is, or, within the past ten years before the date of this Information Circular has been, a director or executive officer of any other issuer that, while such person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

has, within the past ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Devinder Randhawa was formerly a director of Knowledge Plus Multimedia Publishing Ltd. (“Knowledge Plus”). Mr. Randhawa joined the board of directors of Knowledge Plus to assist in facilitating a reorganization of its affairs at a time when Knowledge Plus had no active business. The parties were unable to complete the reorganization in a timely manner and, on July 23, 1998, Knowledge Plus was delisted by the Exchange (formerly the Canadian Venture Exchange (Alberta)) for failure to meet the continuing listing requirements of the Exchange. Mr. Randhawa was a director of Knowledge Plus when it was subject to the term a cease trade order, which has not been revoked, issued by the Alberta and British Columbia Securities commissions on May 7, 1998.

Devinder Randhawa was formerly a director of Cumulus Ventures Ltd. (“Cumulus”) (formerly Cumulus Technology Ltd.). Cumulus was cease traded by the British Columbia and Ontario Securities Commissions in 2001 and the cease trade order has not been revoked.

PENALTIES OR SANCTIONS

Except as disclosed below, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In September, 1989, Mr. Randhawa agreed to pay $750 for costs of an investigation by the British Columbia Securities Commission resulting from a breach of local policy for Guidelines for Advertising Guidelines of Securities and for Promotional Activities during the Course of Distribution. Mr. Randhawa wrote a series of articles for a magazine which indicated his personal opinions of a publicly traded company and its principals without the approval of Haywood Securities Inc. (“Haywood”). Mr. Randhawa was employed as a registered representative of the corporate finance department of Haywood at the time the articles were written. Mr. Randhawa waived his right to a hearing and review by the British Columbia Securities Commission, agreed to pay the costs of the investigation and also agreed to ensure that all future publications with which he is involved received appropriate approvals in compliance with the local policy. On March 21, 1996, Mr. Randhawa was fined $5,000 by the Exchange (Canadian Venture Exchange (British Columbia)) for failing to fulfill his duties in 1993 as a registered representative for Canaccord Capital Corporation due to his involvement in loaning funds to a company listed on the Exchange without first advising Canaccord Capital Corporation. Mr. Randhawa appealed the decision to the British Columbia Securities Commission and, on September 11, 1997, as a result of a hearing held on March 21, 1997, the British Columbia Securities Commission held that the Exchange erred, in part, in its decision, and reduced the fine to $2,000. Mr. Randhawa was subject to strict supervision for 3 months and had to pass a conduct and practices handbook exam. The British Columbia Securities Commission confirmed the finding of the Exchange that Mr. Randhawa had breached the Exchange’s Rule F.2.22(c) in that he made a loan to a company listed on the Exchange without first advising his employer, Canaccord Capital Corporation.

In 2003 and 2004 the Pacific District Council of the Investment Dealers Association investigated Mr. Khan’s previous employer, IPO Capital Corp. and the activities of a number of registered representatives that took place in 1999. During the relevant period, Mr. Khan was Chairman and CEO of IPO Capital Corp. In August 2004, Mr. Khan entered into a settlement agreement with the Pacific District Council of the Investment Dealer’s Association accepting that he failed to prohibit one of the representatives from selling debtor Certificates to IPO clients, when he knew, or ought to have known that the only person doing due diligence was not qualified to conduct proper due diligence with respect to the investment. Mr. Khan was fined $8,000 and paid $2,000 in investigative costs for failing to observe high standards of conduct contrary to Association By-Law 29.1.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on March 18, 1991.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110, Audit Committees, requires every issuer to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

COMPOSITION OF THE AUDIT COMMITTEE

The Company’s audit committee is comprised of three directors: Raymond Larson, Michael Halvorson, and Dr. Dieter A. Krewedl. All audit committee members are “financially literate”, meaning that they have the ability to read and understand the financial statements of the Company.

Mr. Larson was Chairman and CEO of Uranium Resources Inc. until he retired in 1994. Mr. Larson graduated with a Bs.BA from the University of North Dakota and has many years of experience in the review and evaluation of financial statements. Dr. Krewedl is a retired Geologist and businessman. Dr. Krewedl has a Ph.D Geology from the University of Arizona, a Masters-Geology from the Bowling Green State University, a Bachelors-Geology from the University of Dayton and has many years of experience in the review and evaluation of financial statements. Mr. Halvorson has spent many years in the securities industry and natural resources investment financing. Mr. Halvorson has a Degree in Commerce from the University of Alberta and has many years of experience in the review and evaluation of financial statements.

AUDIT COMMITTEE CHARTER

The Audit Committee's role is to act on behalf of the Board of Directors and oversee all material aspects of the Company's reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to stockholders and on Company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the Audit Committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and (6) funding for the outside auditor and any outside advisors engagement by the Audit Committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

COMMITTEE MEMBERSHIP

The Audit Committee shall consist of independent directors. In order for a director to qualify as an "independent director," the Company’s board must affirmatively determine that the director has no material relationship with the Company (either as a partner, stockholder or officer of an organization that has a relationship with the Company) that would preclude that nominee from being an independent director. For the purpose of such determination, an "independent director" is a director who: (i) has not been employed by the Company within the last five years; (ii) has not been an employee or affiliate of any present or former internal or external auditor of the Company within the last three years; (iii) has not received more than $60,000 in compensation from the Company, other than director and committee fees, during the current fiscal year or any of the last three completed fiscal years; (iv) has not been an executive officer or employee of a company that made payments to, or received payments from, the Company for property or services in an amount exceeding the greater of $1 million or 2 percent of such other company's consolidated gross revenues during the current fiscal year or any of the last three completed fiscal years; (v) has not been employed by a company of which an executive officer of the Company has been a director within the last three years; (vi) has not had any of the relationships described above with an affiliate of the Company; and (vii) is not a member of the immediate family of any person described above. An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares such person's home.

The Audit Committee shall have access to its own counsel and other advisors at the Audit Committee's sole discretion. The Audit Committee members shall be appointed by the Company’s Board of Directors.

COMMITTEE OPERATING PRINCIPLES

The Audit Committee shall fulfill its responsibilities within the context of the following overriding principles:

(1)

Communications - The Chairperson and others on the Audit Committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the Audit Committee's knowledge of relevant current and prospective business issues.

(2)

Audit Committee Education/Orientation - The Audit Committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the Company. Additionally, individual Committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the Company operates.

(3)

Meeting Agenda – Audit Committee meeting agendas shall be the responsibility of the Audit Committee Chairperson, with input from Audit Committee members. It is expected that the Chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

(4)

Audit Committee Expectations and Information Needs - The Audit Committee shall communicate Audit Committee expectations and the nature, timing, and extent of Audit Committee information needs to management, internal audit, and external parties, including external auditors. Written materials, including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume members of the Board of Directors have reviewed written materials in sufficient depth to participate in Audit Committee/Board dialogue.

(5)	External Resources - The Audit Committee shall be authorized to access internal and external resources as the Audit Committee requires to carry out its responsibilities.

(6)

Audit Committee Meeting Attendees - The Audit Committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in Audit Committee meetings, as necessary, to carry out the Audit Committee responsibilities. Periodically and at least annually, the Audit Committee shall meet in private session with only the Audit Committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the Audit Committee or Audit Committee Chairperson with or without management attendance. In any case, the Audit Committee shall meet in executive session separately with internal and external auditors, at least annually.

(7)

Reporting to the Board of Directors - The Audit Committee, through the Audit Committee Chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full Board of Directors. In addition, summarized minutes from Audit Committee meetings, separately identifying monitoring activities from approvals, shall be available to each member of the Board of Directors at least one week prior to the subsequent Board of Directors meeting.

(8)

Audit Committee Self Assessment - The Audit Committee shall review, discuss, and assess its own performance as well as the Audit Committee role and responsibilities, seeking input from senior management, the full Board of Directors, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full Board of Directors for approval.

MEETING FREQUENCY

The Audit Committee shall meet at least once quarterly. Additional meetings shall be scheduled as considered necessary by the Audit Committee or Chairperson.

REPORTING TO STOCKHOLDERS

The Audit Committee shall make available to stockholders a summary report on the scope of its activities.

This may be identical to the report that appears in the Company's annual report.

AUDIT COMMITTEE'S RELATIONSHIP WITH EXTERNAL AUDITORS

(1)	The external auditors, in their capacity as independent public accountants, shall be responsible to the Board of Directors and the Audit Committee as representatives of the stockholders.

(2)

As the external auditors review financial reports, they will be reporting to the Audit Committee. They shall report all relevant issues to the Audit Committee responsive to agreed-on Audit Committee expectations. In executing its oversight role, the Board of Directors or Audit Committee should review the work of external auditors.

(3)

The Audit Committee shall annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The Audit Committee shall ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the United States Securities and Exchange Commission (the “SEC”). Additionally, the Audit Committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the Audit Committee is not satisfied with the auditors' assurances of independence, it shall take or recommend to the full Board of Directors appropriate action to ensure the independence of the external auditor.

(4)

If the external auditors identify significant issues relative to the overall Board of Directors responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the Audit Committee Chairperson.

(5)	Changes in the directors of external audit or corporate compliance shall be subject to Audit Committee approval.

PRIMARY COMMITTEE RESPONSIBILITIES

The Audit Committee should review and assess:

(1)

Risk Management - The Company's business risk management process, including the adequacy of the Company's overall control environment and controls in selected areas representing significant financial and business risk.

(2)	Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

(3)

Internal Controls and Regulatory Compliance - The Company's system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and non-compliance with the corporate code of conduct.

(4)	Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management's response.

(5)	Regulatory Examinations - SEC inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management's response.

(6)

External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

(7)

Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year- end audit work in advance of the public release of financials.

(8)

Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management's response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The Audit Committee should review, assess, and approve:

(1)	The code of ethical conduct;

(2)	Changes in important accounting principles and the application thereof in both interim in and annual financial reports;

(3)	Significant conflicts of interest and related-party transactions;
(4)	External auditor performance and changes in external audit firm (subject to ratification by the full Board of Directors);

(5)	The Company’s Whistle-Blower Policy

(6)	Pre-approve allowable services to be provided by the auditor; and

(7)	Retention of complaints.

AUDIT COMMITTEE OVERSIGHT

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES	TAX FEES	ALL OTHER FEES
December 31, 2007	$163,900	Nil	$25,600	$10,500
December 31, 2006	$35,000	Nil	$1,250	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of Strathmore. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), Strathmore has reviewed existing guidelines in terms of NI 58-101 and hereby discloses its corporate governance practices in compliance with NI 58-101, as summarized below.

BOARD OF DIRECTORS

Directors are considered to be independent if they have no direct or indirect material relationship with Strathmore.  A “material relationship” is a relationship which could, in the view of Strathmore’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors facilitates its independent supervision over management by reviewing all significant transactions of Strathmore.

The independent members of the Board of Directors of Strathmore are Michael Halvorson, Dr. Dieter A. Krewedl and Raymond Larson.

The non-independent directors are Devinder Randhawa, Chairman and David Miller, Chief Executive Officer.

DIRECTORSHIP

Certain of the directors are presently directors in one or more other reporting issuers, as follows:

DIRECTORS	OTHER ISSUERS
Devinder Randhawa	Pacific Asia China Energy Inc., Sernova Corp., Ballyliffin Capital Corp., Jalna Minerals Ltd., Fission Energy Corp.
Dieter A. Krewedl	AuEx Ventures, Inc., Fission Energy Corp.
Michael Halvorson	Esperanza Silver Corporation, Fission Energy Corp., Galena International Resources Ltd., Gentry Resources Ltd., Orezone Resources Inc., Pediment Exploration Ltd., NovaGold Resources Inc.
Raymond Larson	Fission Energy Corp.
David Miller	Fission Energy Corp.

ORIENTATION AND CONTINUING EDUCATION

When new directors are appointed, they receive orientation, commensurate with their previous experience, on Strathmore’s uranium properties and on the responsibilities of directors.  Board meetings may also include presentations by Strathmore’s management and employees to give the directors additional insight into Strathmore’s business.

ETHICAL BUSINESS CONDUCT

The Board of Directors has found that the fiduciary duties placed on individual directors by Strathmore’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of Strathmore.

NOMINATING COMMITTEE

The Nominating Committee makes recommendations to the Board of Directors and considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

COMPENSATION COMMITTEE

The Compensation Committee determines compensation for the directors and executive officers and is comprised of three directors: Raymond Larson, Michael Halvorson, and Dr. Dieter A. Krewedl.

Strathmore’s compensation philosophy for executives continues to follow three underlying principles: namely, (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of Strathmore and its Securityholders through stock-related programs.

When determining compensation policies and individual compensation levels for executive officers, the Compensation Committee takes into consideration a variety of factors.  These factors include overall financial and operating performance of Strathmore, the Compensation Committee and the Board’s overall assessment of each executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

Executive compensation is comprised primarily of a base salary and participation in the Strathmore Stock Option Plan and employment benefit plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

The salary for each executive officer’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee.  The salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry.  Executive officers benefit from improved performance of Strathmore almost entirely through their participation in the Strathmore Stock Option Plan and from time to time by the receipt of bonuses.

BOARD REVIEW PROCESS

The Board has adopted a policy on Board review process.  The Board review process: (a) provides directors with an opportunity once each year to evaluate the Board’s and each Board committee’s performance and to make suggestions for its improvement; (b) provides an opportunity for the Board to comment on the Chairman’s leadership; (c) provides an opportunity for the Chairman to evaluate each director’s individual performance and to make suggestions for improvement.  The Board review process is overseen by the Board as a whole.

OTHER BOARD COMMITTEES

The Board has no committees other than the audit committee, the stock option committee, the compensation committee and the nomination committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-affirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the Plan is required on an annual basis. Under the Exchange’s Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan will be limited to not more than 10% of the current issued shares of the Company (subject to certain other limitations as set out in the Plan) and set at the time of any granting of options (on a non-diluted basis). This is constituted as a “rolling” as opposed to a “fixed number” plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

“BE IT RESOLVED THAT, subject to regulatory approval:

1.

the Company’s stock option plan (the “Plan”) be and it is hereby affirmed and approved;

2.

the board of directors be authorized to grant options under and subject to the terms  and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3.

the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2007.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Strathmore Minerals Corp.

Suite 700 – 1620 Dickson Avenue

Kelowna, BC Canada

V1Y 9Y2

CERTIFICATE

The content and sending of this information circular has been approved by the Company’s board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of April 24, 2008

“Steven Khan”

Steven Khan, President